Exhibit 99.1

Notification of major holdings in the Company

TORM plc has been notified of the following transaction in TORM plc securities:

TR-1: Standard form for notification of major holdings.

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		TORM plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Oaktree Capital Group Holdings GP, LLC
City and country of registered office (if applicable)		Los Angeles, United States of America
4. Full name of shareholder(s) (if different from 3.)[v]
Name		OCM Njord Holdings S.à.r.l.
City and country of registered office (if applicable)		Luxembourg
5. Date on which the threshold was crossed or reachedvi:		9 September 2020
6. Date on which issuer notified (DD/MM/YYYY):		11 September 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	70.32	0	70.32	52,567,981
Position of previous notification (if applicable)	69.16	0	69.16

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8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
A-shares GB00BZ3CNK81	N/A	52,567,981	N/A	70.32

SUBTOTAL 8. A	52,567,981		70.32

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

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9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings, L.P.
Oaktree Capital Group, LLC
Oaktree Holdings, LLC
Oaktree Holdings Ltd. (Cayman Islands)
Brookfield Asset Management Inc.
Brookfield Holdings Canada Inc.
Brookfield US Holdings Inc.
Brookfield Residential Properties Inc.
Brookfield US Inc.
Atlas Holdings LLC
Atlas Holdings II LLC
Oaktree New Holdings, LLC
OCM Holdings I, LLC
Oaktree Capital I, L.P.
Oaktree Fund GP I, L.P.
Oaktree Opportunities Fund IX GP Ltd.
Oaktree Opportunities Fund IX, L.P.
OCM Luxembourg Opps IX S.à.r.l.

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings, L.P.

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Oaktree Capital Group, LLC
Oaktree Holdings, LLC
Oaktree Holdings Ltd. (Cayman Islands)
Brookfield Asset Management Inc.
Brookfield Holdings Canada Inc.
Brookfield US Holdings Inc.
Brookfield Residential Properties Inc.
Brookfield US Inc.
Atlas Holdings LLC
Atlas Holdings II LLC
Oaktree New Holdings, LLC
OCM Holdings I, LLC
Oaktree Capital I, L.P.
Oaktree Fund GP I, L.P.
Oaktree Opportunities Fund IX GP Ltd.
Oaktree Opportunities Fund IX (Parallel), L.P.
OCM Luxembourg Opps IX S.à.r.l.

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings, L.P.
Oaktree Capital Group, LLC
Oaktree Holdings, LLC
Oaktree Holdings Ltd. (Cayman Islands)
Brookfield Asset Management Inc.
Brookfield Holdings Canada Inc.
Brookfield US Holdings Inc.
Brookfield Residential Properties Inc.
Brookfield US Inc.
Atlas Holdings LLC

Announcement no. 24 / 11 September 2020	Notification of major holdings in the Company	Page 4 of 7

Atlas Holdings II LLC
Oaktree New Holdings, LLC
OCM Holdings I, LLC
Oaktree Capital I, L.P.
Oaktree Fund GP I, L.P.
Oaktree Opportunities Fund IX GP Ltd.
Oaktree Opportunities Fund IX GP L.P.
Oaktree Opportunities Fund IX (Parallel 2), L.P.
OCM Luxembourg Opps IX (Parallel 2) S.à.r.l.

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings, L.P.
Oaktree Capital Group, LLC
Oaktree Holdings, LLC
Oaktree Holdings Ltd. (Cayman Islands)
Brookfield Asset Management Inc.
Brookfield Holdings Canada Inc.
Brookfield US Holdings Inc.
Brookfield Residential Properties Inc.
Brookfield US Inc.
Atlas Holdings LLC
Atlas Holdings II LLC
Oaktree New Holdings, LLC
OCM Holdings I, LLC
Oaktree Capital I, L.P.
Oaktree Fund GP I, L.P.
Oaktree Opportunities Fund VIIIb GP Ltd.
Oaktree Opportunities Fund VIIIb GP, L.P.
Oaktree Opportunities Fund VIIIb L.P.

Announcement no. 24 / 11 September 2020	Notification of major holdings in the Company	Page 5 of 7

OCM Luxembourg Opps VIIIb S.à.r.l.

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings, L.P.
Oaktree Capital Group, LLC
Oaktree Holdings, LLC
Oaktree Holdings Ltd. (Cayman Islands)
Brookfield Asset Management Inc.
Brookfield Holdings Canada Inc.
Brookfield US Holdings Inc.
Brookfield Residential Properties Inc.
Brookfield US Inc.
Atlas Holdings LLC
Atlas Holdings II LLC
Oaktree New Holdings, LLC
OCM Holdings I, LLC
Oaktree Capital I, L.P.
Oaktree Fund GP I, L.P.
Oaktree Opportunities Fund VIIIb GP Ltd.
Oaktree Opportunities Fund VIIIb GP, L.P.
Oaktree Opportunities Fund VIIIb (Parallel), L.P.
OCM Luxembourg Opps VIIIb S.à.r.l.

OCM Njord Holdings S.à r.l.[1]	70.32	70.32
1 OCM Njord Holdings S.à r.l. is jointly controlled by OCM Luxembourg Opps IX S.à r.l., OCM Luxembourg Opps IX (Parallel II) S.à r.l. and OCM Luxembourg Opps VIIIb S.à r.l., and the ownership chain in respect of each is set out in section 9.

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

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11. Additional informationxvi
In addition to the A-shares, OCM Njord Holdings S.à.r.l. holds the sole C-share of nominally USD 0.01 which carries 350,000,000 votes in respect of certain matters as set out in TORM plc's Articles of Association. OCM Njord Holdings S.à.r.l. holds 100% of the C-share capital and 100% of the voting rights attached to the C-share.

Place of completion	London, United Kingdom
Date of completion	11 September 2020

CONTACT	TORM plc
Morten Agdrup, IR, tel.: +45 3917 9249	Birchin Court, 20 Birchin Lane,
London EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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